Mail Stop 3561

April 3, 2008

Eugene V. N. Bissell
President and Chief Executive Officer
AmeriGas Partners, L.P.
460 North Gulph Road
King of Prussia, PA 19406

> **Re: AmeriGas Partners, L.P.**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **Filed November 29, 2007**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2007**
> **Filed February 8, 2008**
> **File No. 1-11071**

Dear Mr. Bissell:

	We have reviewed your response letter dated March 27, 2008 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended September 30, 2007
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Financial Condition and Liquidity, page 29
Partnership Distributions, page 29

1.	We reviewed your response to comment three in our letter dated March 10, 2008. It appears that distributable cash is more akin to a non-GAAP liquidity measure as opposed to a non-GAAP performance measure given your definition of available cash and your disclosure that distributable cash is a reasonable estimate of the amount of cash available for distribution. As such, it is unclear why you believe the measure is not presented as a non-GAAP liquidity measure. Please provide us with further support for your conclusion. If you conclude that distributable cash is a non-GAAP liquidity measure, please tell us why you are permitted by Item 10(e)(1)(ii)(A) of Regulation S-K to excludes charges or liabilities that require, or will require, cash settlement. Notwithstanding the above, please explain to us why a reconciliation of EBITDA to both operating cash flows and actual cash distributions would not be more meaningful to investors given your present disclosure. In this regard, we note that actual distributions vary from both operating cash flows and distributable cash as presented.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 20

2.   We note your response to comment six from our letter dated March 10, 2008, that the partnership does not believe it engages in benchmarking as such term is used in Item 402(b)(2)(xiv) of Regulation S-K. However, the disclosure in the proxy statement does not sufficiently address factors considered by the management and development committee other than the surveys provided by Towers Perrin. Please revise the discussion to detail all of the factors considered by the management development committee in setting executive compensation so that it is clear to investors that the company is not engaging in benchmarking. We may have additional comments.

Form 8-K filed October 3, 2007

3.   We reviewed your response to comment 10 in our letter dated March 10, 2008. Earnings excluding the gain on the sale of a propane storage terminal and adjusted EBITDA are also non-GAAP financial measures presented in the information furnished in the report. In future filings, please clearly identify each non-GAAP financial measure as such and comply with the disclosure requirements of Regulation G and Item 10(e)(1)(i) of Regulation S-K. Refer to the instructions of Item 2.02 of Form 8-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Linda Griggs
        Morgan Lewis & Bockius